

Mail Stop 3628

October 27, 2009

Via Facsimile (212) 450-5529 and U.S. Mail

Diane Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

> **Re:** **Telefonica de Argentina S.A.**
> **Schedule 13E-3 filed October 16, 2009**
> **Filed by Telefonica de Argentina S.A. and Telefonica, S.A.**
> **File no. 5-52425**

Dear Ms. Kerr:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Note that all defined terms used in this letter have the same meaning as in the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Summary Term Sheet, page 8
Principal Terms of the Transaction, page 8

1. We note the disclosure at the bottom of page and carrying over onto page 10, to the effect that if the CNV refuses to approve the Transaction, Telefonica is not sure whether it will purchase the Class B Shares or whether a holder of Class B

Shares will challenge the Transaction. Please provide more details about the other grounds upon which the Transaction could be challenged, the possible effect of such a challenge, including upon the timing of the Transaction, and any alternatives Telefonica may consider if this Transaction is rejected. In addition, clarify whether the CNV could fail to approve the Transaction rather than the price being paid in the Transaction.

Special Factors; Purposes, Alternatives, Reasons and Effects, page 16

2. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. To the extent that the filing persons did not consider a particular factor in the context of this Transaction, this may be an important part of the decision-making process, of which shareholders should be informed. Please revise to discuss how Telefonica and TASA considered each factor listed in Instruction 2 to Item 1014, or to explain why any factor is not relevant here. To the extent that any of the listed valuation measures would yield a higher per share price than that offered in the Transaction, this should be disclosed.

Preparer and Summary of the Report, Opinion or Appraisal, page 35

3. Refer to the disclaimer on page 36 to the effect that the "brief summary" of MBA Lazard's analyses provided in the disclosure document is not a "complete description." Item 1015(b)(6) requires the summary of the report to be complete and reasonably detailed. Please revise the language here as well as the summary itself to satisfy that Item requirement.

4. Your summary of the MBA Lazard report indicated that the fairness advisor used management projections and other forecasts in compiling it. Are these the same projections disclosed on pages 21-23 of the disclosure document? If not, please disclose the projections provided to MBA Lazard, and describe the material assumptions and limitations that underlie them.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions